SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Hesai Group
(Name of Issuer)

Class B Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

428050108**
(CUSIP Number)

***
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 5 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Class B Ordinary Shares. CUSIP number 428050108 has been assigned to the American Depositary Shares ("ADSs") of the Company, which are quoted on the Nasdaq Global Select Market under the symbol "HSAI." Each ADS represents 1 Class B Ordinary Share.

***The Reporting Person is voluntarily exiting the reporting system prior to triggering a filing obligation.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 428050108	13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Hillhouse Investment Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,739,545
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,739,545
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,739,545
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.96%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 428050108	13G/A	Page 3 of 5 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is Hesai Group (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Company's principal executive office is located at 9th Floor, Building L2-B, 1588 Zhuguang Road, Qingpu District, Shanghai 201702.People's Republic of China.

Item 2(a).	NAME OF PERSON FILING
This statement is filed by Hillhouse Investment Management, Ltd., an exempted Cayman Islands company ("HIM" or the "Reporting Person"), with respect to the Class B Ordinary Shares (as defined in Item 2(d) below) held by GSPR IV Holdings Limited ("GSPR"). GSPR is wholly owned by Hillhouse Focused Growth Fund V, L.P. ("Growth Fund"). HIM acts as the sole management company of Growth Fund. HIM is hereby deemed to be the sole beneficial owner of, and to solely control the voting and investment power of, the Class B Ordinary Shares held by GSPR.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of the Reporting Person is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006.

Item 2(c).	CITIZENSHIP
Cayman Islands

Item 2(d).	TITLE OF CLASS OF SECURITIES
Class B Ordinary Shares, par value $0.0001 per share (the "Class B Ordinary Shares").

Item 2(e).	CUSIP NUMBER
There is no CUSIP number assigned to the Class B Ordinary Shares. CUSIP number 428050108 has been assigned to the ADSs of the Company, which are quoted on the Nasdaq Global Select Market under the symbol "HSAI." Each ADS represents 1 Class B Ordinary Share.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 428050108	13G/A	Page 4 of 5 Pages

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _______________________________

Item 4.	OWNERSHIP
The percentage set forth in this Schedule 13G/A is calculated based upon an aggregate of 95,626,332 Class B Ordinary Shares outstanding as reported in the Company's Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on February 9, 2023 and Exhibit 99.1 to the Company's Foreign Report on Form 6-K filed with the Securities and Exchange Commission March 16, 2023, after giving effect to the completion of the offering and the partial exercise of the underwriters' over-allotment option, as described therein.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION
Not applicable.

CUSIP No. 428050108	13G/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: March 5, 2024

HILLHOUSE Investment MANAGEMENT, LTD.

/s/ Audrey Woon
Name: Audrey Woon
Title: Chief Compliance Officer